Filed Pursuant to Rule 424(b)(3)

Registration No. 333- 257237

LIGHTNING EMOTORS, INC.

SUPPLEMENT NO. 1 TO

PROSPECTUS DATED JULY 8, 2021

THE DATE OF THIS SUPPLEMENT IS JULY 19, 2021

This prospectus supplement (this “Supplement No. 1”) is part of the prospectus of Lightning eMotors, Inc. (the “Company”), dated July 8, 2021 (as amended from time to time, the “Prospectus”). This Supplement No. 1 is being filed to update and supplement the information contained in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 19, 2021 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

Additionally, this Supplement No. 1 amends and restates footnote (11) to the table that appears under the caption “Selling Securityholders” in the Prospectus to update information for certain persons previously listed therein:

(11)

Shares offered hereby consist of 428 Private Placement Shares and 321 Placement Warrants held by Glazer Capital Management, L.P., 27,867 Private Placement Shares, 20,900 Placement Warrants, 295,652 Note Shares and 295,652 Convertible Note Warrants held by Glazer Enhanced Fund, L.P., 61,152 Private Placement Shares, 45,864 Placement Warrants, 648,695 Note Shares and 648,695 Convertible Note Warrants held by Glazer Enhanced Offshore Fund, Ltd., and 13,447 Private Placement Shares, 10,085 Placement Warrants, 142,608 Note Shares and 142,608 Convertible Note Warrants held by Highmark Limited, In Respect of Its Segregated Account, Highmark Multi-Strategy 2. Voting and investment power over the shares held by such entities resides with their investment manager, Glazer Capital, LLC (“Glazer Capital”). Mr. Paul J. Glazer (“Mr. Glazer”), serves as the Managing Member of Glazer Capital and may be deemed to be the beneficial owner of the shares held by such entities. Mr. Glazer, however, disclaims any beneficial ownership of the shares held by such entities. The address of the foregoing individuals and entities is c/o Glazer Capital, LLC, 250 West 55th Street, Suite 30A, New York, New York 10019.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Common Stock and Warrants are listed on the NYSE under the symbols “ZEV” and “ZEV.WS,” respectively. On July 16, 2021, the last reported sales price of our Common Stock was $6.69 per share and the last reported sales price of our Warrants was $1.1766 per warrant.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 7 of the Prospectus before buying our common stock and warrants.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

UNDER

THE SECURITIES ACT OF 1933

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 13, 2021

Lightning eMotors, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-39283	84-4605714
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

815 14th Street SW, Suite A100

Loveland, Colorado 80537

(Address of principal executive offices, including zip code)

1-800-223-0740

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2 below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	ZEV	New York Stock Exchange
Redeemable Warrants, each full warrant exercisable for one share of Common Stock at an exercise price of $11.50 per share	ZEV.WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(e)

Executive Officer Option and RSU Awards

On July 13, 2021, the Board of Directors (the “Board”) of Lightning eMotors, Inc. (the “Company”) approved an award of 178,827 restricted stock units (“RSUs”) and options to purchase 447,067 shares of common stock (“Options”) of the Company to Timothy Reeser, the Company’s Chief Executive Officer. The RSUs will vest over four years, with 25% vesting on each of May 6, 2022, May 6, 2023, May 6, 2024 and May 6, 2025. The Company may withhold shares of stock subject to the RSUs at the time of vesting for the purposes of satisfying any tax withholding obligations which arise in connection with the vesting of such RSUs issued to Mr. Reeser. The Options, which have an exercise price of $6.99 per share, will also vest over four years, with 25% vesting on each of May 6, 2022, May 6, 2023, May 6, 2024 and May 6, 2025. The RSU award is being made using the form of RSU Agreement previously filed by the Company as Exhibit 10.8 to the Current Report on Form 8-K as filed with the SEC on May 12, 2021, and the above summary of the terms of these RSUs is qualified in its entirety by reference to such form. The Options award is being made using the form of Stock Option Agreement previously filed by the Company as Exhibit 10.9 to the Current Report on Form 8-K as filed with the SEC on May 12, 2021, and the above summary of the terms of the Options is qualified in its entirety by reference to such form.

On July 13, 2021, the Board also approved an award of 85,837 RSUs to Teresa Covington, the Company’s Chief Financial Officer, with such award to vest over three years, with one-third vesting on May 20, 2022 and the remaining two-thirds vesting in eight quarterly installments thereafter, beginning on August 20, 2022 and ending on May 20, 2024. The Company may withhold shares of stock subject to the RSUs at the time of vesting for the purposes of satisfying any tax withholding obligations which arise in connection with the vesting of such RSUs issued to Ms. Covington. The RSU award is being made using the form of RSU Agreement previously filed by the Company as Exhibit 10.8 to the Current Report on Form 8-K as filed with the SEC on May 12, 2021, and the above summary of the terms of these RSUs is qualified in its entirety by reference to such form.

On July 13, 2021, the Board also approved an award of 57,225 RSUs to Kash Sethi, the Company’s Chief Revenue Officer, with such award to vest over three years, with one-third vesting on May 20, 2022 and the remaining two-thirds vesting in eight quarterly installments thereafter, beginning on August 20, 2022 and ending on May 20, 2024. The Company may withhold shares of stock subject to the RSUs at the time of vesting for the purposes of satisfying any tax withholding obligations which arise in connection with the vesting of such RSUs issued to Mr. Sethi. The RSU award is being made using the form of RSU Agreement previously filed by the Company as Exhibit 10.8 to the Current Report on Form 8-K as filed with the SEC on May 12, 2021, and the above summary of the terms of these RSUs is qualified in its entirety by reference to such form.

Management Bonus Plan

On July 13, 2021, the Board also established the terms by which the Company will determine annual bonuses for the Company’s 2021 fiscal year. The Company’s senior executives, including Messrs. Reeser and Sethi and Ms. Covington, are eligible to receive bonuses in accordance with what the Board approved. Mr. Reeser’s target bonus for 2021 is $400,000, which equals 80% of Mr. Reeser’s annual base salary. Mr. Sethi’s and Ms. Covington’s target bonuses for 2021 are $104,000 and $140,000, respectively, which equal 40% of each of their annual base salaries. The maximum bonus amounts that could be payable to each of them for the 2021 fiscal year are equal to 150% of the target bonus amounts if the Company’s performance targets (as discussed below) are exceeded. Receipt of the bonuses will be dependent upon the Company achieving targets in four separate metric categories — net revenue, gross profit, adjusted EBITA and year-ending backlog. If the Company achieves the target in any category, that will result in 25% of the total target bonus amount being earned. Achievement of the target for any one metric is independent from achievement of the targets for the other metrics. Furthermore, a portion of the 25% of the target bonus that can be earned for each metric can still be earned if the Company achieves a portion of the target for such metric, with partial bonuses being earned if the Company achieves more than 90% of its net revenue target, 80% of its gross profit target, 120% of its negative adjusted EBITDA target, and 90% of its year-ending backlog target.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Lightning eMotors, Inc.
Dated: July 19, 2021
	By:	/s/ Timothy Reeser
Chief Executive Officer